EXHIBIT 99.1

Burcon Rights to Commence Trading on February 14, 2014

VANCOUVER, British Columbia, Feb. 7, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR) ("Burcon") announced earlier today that it will be offering rights (the "Rights") to holders of its common shares of record at the close of business on February 19, 2014. Please be advised that the Rights will commence trading on the Toronto Stock Exchange ("TSX") on February 14, 2014 and not February 17, 2014 as previously announced.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. Such securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws, or absent an available exemption from such registration requirements. Any securities sold pursuant to the Standby Commitment Agreement have not and will not be registered under the U.S. Securities Act.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to Burcon's intention to complete the rights offering and the timing and procedures related thereto, and the listing of the Rights on the TSX and the timing thereof. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Matt Glover or Michael Koehler
         Liolios Group Inc.
         Tel (949) 574-3860
         BUR@liolios.com